UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 per share
(Title of Class of Securities)

602682205
(CUSIP Number)

AIGH Investment Partners, LLC,
6006 Berkeley Ave., Baltimore, MD  21209,
(410) 415-6464
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ÿ

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602682205
1	name of reporting persons i.r.s. identification nos. of above persons AIGH Investment Partners, LLC
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	SOURCE OF FUNDS* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 1,200,000
	9	sole dispositive power 0
	10	shared dispositive power 1,200,000
11	aggregate amount beneficially owned by each reporting person 1,200,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 5.0%
14	type of reporting person* OO
* SEE INSTRUCTIONS

1	name of reporting persons i.r.s. identification nos. of above persons Orin Hirschman
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	SOURCE OF FUNDS* PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 1,200,000
	8	shared voting power 1,200,000
	9	sole dispositive power 1,200,000
	10	shared dispositive power 1,200,000
11	aggregate amount beneficially owned by each reporting person 1,200,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 5.0%
14	type of reporting person* IN
* SEE INSTRUCTIONS

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 400 MacArthur Boulevard, Est Tower, Newport Beach, CA 92660.

Item 2.  Identity and Background.

AIGH Investment Partners, LLC:

         This Statement is filed by AIGH Investment Partners, LLC, a Delaware limited liability company (“AIGH”, and together with Orin Hirschman, the “Reporting Person”) by virtue of its direct beneficial ownership of Shares. The principal business of AIGH is making investments.  The address of AIGH’s principal office is 6006 Berkeley Ave., Baltimore, MD 21209. AIGH has not been convicted in a criminal proceeding in the past five years.  During the past five years, AIGH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Orin Hirschman:

         (a) This Statement is filed by Orin Hirschman by virtue of his direct and indirect beneficial ownership of Shares.

         (b) The business address of Orin Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.

         (c) Orin Hirschman’s principal occupation is making investments.  Such occupation is conducted in part for AIGH, in his role as Manager of AIGH, pursuant to which he exercises control over the investments of AIGH.  The address of AIGH’s principal office is 6006 Berkeley Ave., Baltimore, MD 21209.

         (d) Orin Hirschman has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Orin Hirschman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) Orin Hirschman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The funds used in making the purchase were drawn from AIGH’s working capital.

Item 4.  Purpose of Transaction.

          AIGH acquired the securities that are the subject of this Schedule 13D (the “Securities”) on the open market in the course of normal investment activities. However, the Reporting Person has become increasingly dissatisfied with the Company's performance which the Reporting Person attributes to mismanagement by the current Board and Officers of the Company.  In addition, despite this poor performance, the Board has increased senior executive and director compensation and has requested, in the Company’s latest proxy filed on January 29, 2009, that shareholders vote in favor of an increase of long term incentive shares, an increase in the directors stock plan and an options exchange program. The Reporting Person expressed dissatisfaction to management and the Board of Directors in a letter and numerous phone calls and a meeting with management during the last six months, but Reporting Person does not believe that management has taken the necessary corrective actions. Accordingly, the Reporting Person will solicit other shareholders of the Company to vote against the proposed management compensation and to withhold votes for directors as set forth in the letter attached to this Schedule 13D as Exhibit B.

         Although AIGH has no current intention to acquire additional securities of the Company or to seek representation on its Board of Directors, while depending upon their evaluations of the Issuer's investments and prospects, and upon future developments (including, but not limited to, the market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and general economic conditions), AIGH may from time to time as it deems appropriate purchase additional securities of the Issuer, dispose of all or a portion of the securities that they hold, or cease buying or selling securities of the Issuer.  Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise. AIGH has no current plans to or proposals that relate to or would result in any of the actions listed in Items 4(a) through 4(j) of the instruction to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) According to the Issuer’s Annual Report on Form 10-K for the fiscal year ended October 3, 2008, filed with the Securities and Exchange Commission on December 16, 2008, there were 23,868,160 shares of Common Stock issued and outstanding as of November 28, 2008. Based on such information and including the transactions described in Item 5(c) below, AIGH owns 1,200,000 Shares, representing 5.0% of the issued and outstanding shares of Common Stock of the Issuer.  Orin Hirschman is the indirect beneficial owner of the shares owned by AIGH, and is therefore also the beneficial owner of 1,200,000 Shares, representing 5.0% of the issued and outstanding shares of Common Stock of the Issuer.

         (b) AIGH has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of no Shares. AIGH has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of the 1,200,000 Shares of which it may be deemed the beneficial owner.  Such shared power is shared with Orin Hirschman, as Manager of AIGH.  The information required by Item 2 with respect to Orin Hirschman is provided in Item 2 above.

         (c) During the last 60 days, AIGH acquired beneficial ownership of the following Shares of Common Stock:

Trade Date	Shares	Price/Share
12/22/2008	60,000	0.84
12/30/2008	75,000	0.68
1/12/2009	13,917	0.78
1/15/2009	15,778	1.05
1/16/2009	10,000	0.90
1/20/2009	28,433	0.90
1/20/2009	13,001	0.88
1/21/2009	5,000	0.89
1/21/2009	4,854	0.84
1/28/2009	6,999	0.87
1/29/2009	10,596	0.85
1/29/2009	12,952	0.92
1/30/2009	3,093	0.95
1/30/2009	25,000	0.94
1/30/2009	13,505	0.91
2/5/2009	50,000	0.77
2/9/2009	10,000	0.81
2/9/2009	16,106	0.82
2/10/2009	3,894	0.84

         (d) Orin Hirschman, as Manager of AIGH, has the power to direct the receipt of proceeds from the sale of the Shares beneficially owned by AIGH.

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.  Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of February 10, 2009, by and between AIGH and Orin Hirschman.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009.

AIGH Investment Partners, LLC

By: /s/ Orin Hirschman
Name: Orin Hirschman
Title: Manager

/s/ Orin Hirschman
Orin Hirschman

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value, of Mindspeed Technologies, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 11, 2009.

AIGH Investment Partners, LLC

By:	/s/ Orin Hirschman
Name: Orin Hirschman
Title: Manager

/s/ Orin Hirschman
Orin Hirschman

EXHIBIT B

We are writing to urge you to VOTE AGAINST three important shareholder resolutions that appear on Mindspeed's proxy card for the March 10 Annual Meeting:

WE URGE YOU TO VOTE:

AGAINST PROPOSAL 3 (INCREASE OF LONG-TERM INCENTIVE SHARES),
AGAINST PROPOSAL 4 (INCREASE OF DIRECTORS STOCK PLAN), AND
AGAINST PROPOSAL 5 (STOCK OPTION EXCHANGE PROGRAM).

Mindspeed's stock price has declined 75% over the most recent six months, far more than the stock prices of comparable companies, which we believe was due to mismanagement by the current Board and officers.  In addition, despite poor performance, the Board increased senior executive and director compensation and has requested you to vote in favor of excessive equity compensation packages in Proposals 3, 4 and 5.

WE ALSO URGE YOU TO WITHHOLD YOUR VOTE (PROPOSAL 1) for the election of two directors.

AIGH Investment Partners owns 1,200,000 shares of MSPD, constituting approximately 5% of the outstanding shares.

Here are our reasons why we are asking you to vote against these Proposals:

1.	Poor management performance
2.	Excessive management compensation
3.	Poor stock performance relative to peers

Management has mismanaged Mindspeed’s business: (a) inventories have increased dramatically at a time when many companies have lowered inventories in light of expected slower purchases and to generate cash; (b) specialized semiconductor companies including PMCS, AMCC and all other companies mentioned as peers in MSPD’s most recent proxy, as well as PSEM, ISIL and others, have made major expense reductions to achieve near breakeven, breakeven or positive operating income even at lower sales levels; and (c) during the two best quarters during the last year, MSPD did not achieve an operating income level from operations near the best of its peers, despite its 65%+ gross margins, due to a bloated management cost structure.

Mindspeed's stock has declined more than 75% over the last six months, significantly more than Mindspeed's peers (only CNXT has performed worse). We believe this disproportionate decline is due to poor management and excessive compensation.

Most other semiconductor companies are trying to build value for their shareholders in every way possible – in addition to cost cutting and stock buybacks, many are even reducing executive pay.  Notwithstanding weak operating performance, according to the Mindspeed proxy the Board of Mindspeed has approved a special additional bonus in 2009 of $600,000 for the CEO, who received over $1 million in compensation in 2008, which we believe is substantially more than executives of comparable companies receive. This is in addition to a $3 million golden parachute for the CEO and other large payments to other executives if there is a change of control. The company already has a poison pill and a staggered Board, which make a takeover very difficult (without the additional golden parachute payments) and entrenches management, regardless of performance. If management is truly doing a good job for the shareholders, why does the company need expensive golden parachutes, just another management entrenching device?

After all that shareholders have suffered, we are horrified by the Board's desire to re-price stock options as well as ask for a large new options pool, for directors as well as for executives, of millions of more shares at today’s fire sale price. These actions will further dilute shareholder value. We trust that shareholders big and small alike will act to stop what we consider to be a major damage to shareholder value. We strongly urge shareholders to stick up for their rights and vote a strong NO for Proposals 3, 4 and 5 on the proxy.

We strongly urge shareholders to WITHHOLD YOUR VOTE on Proposal 1, election of two directors.  Due to plurality voting, there is no way to vote down the two members that are up for re-election, but shareholders can make their views known. We believe that the two directors up for re-election would NOT be re-elected by shareholders if shareholders had another choice on the proxy, and we view this as being unfair.

In view of the poor recent performance and management’s aggressive pursuit of increased compensation, we strongly believe that the Board should put the company up for sale immediately before there is further dilution or further erosion in the stock price. We believe that this is the only solution that is fair and equitable to shareholders who have suffered so much, so that we can finally see some return of value. We believe that MSPD is worth considerably more than its current stock price to a strategic acquirer, and current shareholders should not suffer dilution to give an unearned windfall gain to the current management when such a sale occurs. We would consider failure by management to explore a potential sale of the company or failure to consider any bids for the company to be a material and serious breach of fiduciary responsibility to all shareholders both large and small alike and we would take appropriate action.

We strongly urge all shareholders to join us in our cause and please feel free to contact us at any time.

Orin Hirschman
Manager
AIGH Investment Partners, LLC
(410) 415-6464